SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on this date, from B3 – Brasil, Bolsa, Balcão, the Official Letter 466/2020-SLS, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 466/2020-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical Movements of the Company’s Shares

Dear Sirs,

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 07/10/2020, if there is any fact of your knowledge that can justify them

Common Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
06/26/2020	30.57	29.60	30.77	30.24	30.28	-0.94	20,503	5,473,900	165,521,073.00
06/29/2020	30.48	30.35	31.17	30.87	31.00	2.37	13,833	3,481,000	107,458,828.00
06/30/2020	30.81	30.54	32.10	31.33	31.00	0.00	19,840	4,720,200	147,902,904.00
07/01/2020	31.25	31.25	33.04	32.36	32.62	5.22	25,701	6,651,500	215,261,973.00
07/02/2020	32.99	32.04	33.39	32.42	32.06	-1.71	13,503	3,648,400	118,292,329.00
07/03/2020	32.06	31.77	32.99	32.59	32.59	1.65	7,166	2,142,700	69,833,688.00
07/06/2020	34.00	32.77	34.04	33.11	32.81	0.67	25,319	5,057,500	167,429,49.00
07/07/2020	32.84	32.80	34.17	33.60	33.50	2.10	21,314	5,637,400	189,403,820.00
07/08/2020	33.77	33.50	34.32	34.05	33.85	1.04	17,484	4,042,300	137,624,077.00
07/09/2020*	34.00	34.00	38.32	36.57	36.77	8.62	18,575	7,536,600	275,614,508.00

 *Update until 11:32 am

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Preferred B Shares
Prices (BRL shares)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	Nº neg.	Amount	Volume (BRL)
06/26/2020	32.08	31.03	32.36	31.49	31.41	-1.69	7,764	2,070,900	65,205,271.00
06/29/2020	31.78	31.52	32.23	31.82	31.91	1.59	9,913	2,512,300	79,940,878.00
06/30/2020	31.90	31.53	32.71	32.11	32.24	1.03	11,989	3,516,700	112,910,436.00
07/01/2020	32.26	32.22	33.90	33.30	33.65	4.37	17,009	5,675,100	188,979,035.00
07/02/2020	33.83	32.90	34.21	33.42	33.42	-0.68	8,569	2,425,400	81,048,771.00
07/03/2020	33.20	33.09	34.20	33.93	33.95	1.58	5,953	1,720,600	58,371,425.00
07/06/2020	35.11	33.72	35.14	34.00	33.76	-0.55	11,997	3,120,500	106,111,977.00
07/07/2020	33.70	33.44	34.73	34.27	34.19	1.27	10,534	2,662,600	91,237,655.00
07/08/2020	34.50	34.24	35.20	34.79	34.60	1.19	15,207	2,954,800	102,800,833.00
07/09/2020*	35.02	35.02	38.50	37.12	37.50	8.38	15,039	4,282,700	159,010,280.00

 *Update until 11:32 am

In consideration of the above-mentioned Official Letter, we clarify that:

1.    The Company monitors regularly the oscillations of its shares, and noted that on this date, July 9, 2020, there was a higher appreciation than other companies in the market, concluding that it could potentially be due to the news that were released by the press on the Company's privatization process;

2.    Despite the news released, there is no new information to be communicated by the Company that is no longer known to the market. This is because the intention of the Federal Government, the controlling shareholder of the Company, to privatize it has already been informed to the market, through the Relevant Fact of November 5, 2019, when the Bill 5.877 (“PL”) was sent to Lower House;

3.    To date, there has been no such approval, so all the news published in the media are still discussions, opinions and political situations of what may happen in relation to the approval of said PL in the National Congress, with no formal approval yet or a defined privatization model different from the one already included in the PL;

4.    In any case, the Company, observing its duty of diligence, forwarded, on this date, correspondence to the controller, through the Ministry of Mines and Energy, as soon as it verified the oscillation of its actions, asking, if there is any information material not disclosed to the

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

market about the privatization process, which must be informed by the Company. The Ministry's response is attached in its entirety to this press release.

The Company will keep the market informed on the subject of this Market Announcement when there is new information relevant to its privatization process that should be disclosed in accordance with the Instruction of the Securities and Exchange Commission 358.

Rio de Janeiro, July 09, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation Official Letter 239/2020/SE-MME

MINISTRY OF MINES AND ENERGY

Executive Secretary

Esplanada dos Ministérios - Block U, 7th floor, Brasília / DF, CEP 70065-900

Telephone: (61) 2032-5011 / 5211 / secex@mme.gov.br

To Your Lordship the Lady

ELVIRA CAVALCANTI PRESTA

CFO and Investor Relations Officer

Centrais Elétricas Brasileiras S.A (Eletrobras)

Av. Presidente Vargas, nº 409, 13º andar - Centro

20071-003 - Rio de Janeiro - RJ

Subject: Disclosure of information on Eletrobras privatization

Mrs Director

In response to the CTA-DF-1535/2020 Rio de Janeiro correspondence, July 9, 2020, on the subject referenced above, I hereby formally communicate to this Company that:

1. The Eletrobras capitalization process is the Government’s priority agenda as has been made public;

2. There is no change by the Ministry of Mines and Energy in the modeling defined in the Law 5,877 of 2019.

3. Any studies on the issue are considered, in the light of the Access to Information Law, an act preparatory work that will still be submitted to the appreciation of those who are responsible for deciding on the matter, so that, at this moment, its content would still be reserved.

4. Furthermore, any pronouncement that has been given to the press does not reflect projections or expectations, if at all alternatives under discussion, without any formalization or definition, which, for this reason, they cannot be characterized as “new information” to be disclosed to market.

5. Therefore, there is no relevant information to be disclosed to Eletrobras at this time.

Kind regards,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.